March 2, 2009

 NR 09-6

Animas Resources Drills 8.5 meters of 2.814 gpt Gold Which Includes 0.8 meters of 24 gpt Gold

Animas Resources (TSX: ANI) is pleased to announce gold assay results from the remaining holes of the 2008 core drilling program completed on the Company’s 100% owned Santa Gertrudis Property in northern Sonora, Mexico. The following holes were drilled at the Berta target include intercepts 8.5 meters at 2.814 grams of gold per tonne (gpt Au).  Within the 8.50 meters is one intercept with an interval of 0.8 meters that assayed over 24 grams gold per tonne.

Significant intervals of more than 1.5 meters that average greater than 0.10 grams per tonne of gold are tabulated below.

Area	Drill hole	Bearing	Inclination	Depth meters	From meters	To meters	Width meters	Au grade gpt Au
Berta	ARBE-001	S60W	-50	269.85	238.05	246.55	8.50	2.987
	ARBE-002	S15W	-50	145.00	NSA
	ARBE-003	S15W	-50	253.15	219.95	231.15	11.20	0.216
					272.00	278.80	6.70	0.120
	ARBE-004	S15W	-50	408.50	19.30	28.25	9.95	0.967
					41.25	48.80	7.35	0.409
					57.45	65.95	8.50	2.814
					379.75	383.50	3.75	1.148

Note-NSA is no significant gold assays; ARBE-001 was previously reported

The four Berta holes were drilled to test an east-west trending zone of anomalous gold in rock chips that is associated with iron stained argillization (clay alteration).  Three of the holes encountered significant gold mineralization, two of which contain 8.5 meters of nearly 3 grams of gold per tonne.  Hole ARBE-004 contains an 0.80 meter interval of 24.3 gpt Au.  Supportive boarder zones of anomalous arsenic, antimony, and zinc are also associated with the gold mineralized intervals.  Clearly, additional drilling is needed in this area to determine the full extent and amount of this mineralization.

“The Berta target is exciting because the intercepts are some of the deepest oxide gold occurrences known within the district, and also because the mineralization and alteration are now known to be continuous between the Toro and the Mirador areas.   Drilling to date has tested some mineralization extensions down dip and along strike, and it has also provided sound information on the controls of gold mineralization at Santa Gertrudis. Planning for our next round of drilling to find larger gold occurrences will be guided by the results from this drilling, the existence of the relevant trace elements, the new surface geologic maps and extensive geophysical survey data. An update on exploration and drilling plans for 2009 will be released shortly once the new drill data, ongoing surface sampling and geochemical analysis is completed in the data base,” said Gregory E. McKelvey, President of Animas Resources Ltd.

Split core samples were prepared and analyzed at Skyline Assayers & Laboratories in Tucson, Arizona and at Assayers Canada in Vancouver, British Columbia.  Prepared standards and duplicates were inserted at the project site to monitor the quality control of the assay data.  Analyses for gold was by one assay ton fire assay with an AA finish (Skyline’s FA-1 procedure), and an additional one assay ton gravimetric fire assay for samples containing more that 3 gpt Au in the original assay (Skyline’s FA-3 procedure).  Multi-element analyses were by Aqua Regia leach analyzed by ICP/OES for 34 elements (Skyline’s TE-2 procedure).  The quality assurance program is continually reviewed by Dr. Roger Steininger, an independent Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drill intersections described in the news release are based on core lengths and may not reflect the true width of mineralization.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected